Consent of Independent Registered Public Accounting Firm
We consent to the use in this Registration Statement on Form F-1 of Osmetech Plc (the “Company”) of our report dated August 22, 2008 (September 26, 2008, as to the effects of the convenience translation described in note 2), relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Manchester, United Kingdom
September 26, 2008